Exhibit 99.1

Press Release

GasLog Ltd. announces new orders and charters

MONACO — Aug. 15th, 2013 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE: GLOG) today announced that it has ordered two new 174,000 cbm Tri-Fuel Diesel Electric LNG carriers from Samsung Heavy Industries Co., Ltd. (“Samsung”) in South Korea. The vessels are expected to be delivered in Q3 and Q4 2016, respectively, and upon delivery will commence firm seven-year charters with a subsidiary of BG Group plc (“BG Group”). Due to the benefits accrued from building a series of ships these vessels, will have a lower delivered cost than the 2 vessels ordered in February, 2013 and are expected to generate a combined annualized EBITDA1 of approximately US$46–$47million over the first twelve months of operation. In addition, GasLog has secured up to 6 additional options from Samsung, 4 of which are priced, with delivery dates through 2017.

Following the recent successful delivery of the GasLog Skagen into a BG Group charter, GasLog now has a fourteen-ship fully owned fleet, of which six ships have been delivered and are on charter and eight ships are either under construction or to be constructed. Two of the vessels to be delivered will go on charter to Shell and a further four to BG. The strength of GasLog’s existing fleet commitments and the addition of these new fixed rate term charters gives GasLog additional flexibility to look at a range of charter periods for its two open vessels, scheduled for delivery at the end of 2014 and beginning of 2015. In particular, these factors allow GasLog to be opportunistic in placing these vessels into shorter-term charters if the Company determines such charters would be beneficial to the overall profitability.

Due to the support of Samsung Heavy Industries and the consequently attractive terms achieved, and the recent successful launch of our Norwegian Bond, GasLog does not currently foresee the need to raise new equity within the next couple of years to fund these two new orders.

Paul Wogan, CEO, said “It is very pleasing to be able to conclude these significant contracts with our largest customer. These contracts reinforce our strategy of building high quality ships at competitive prices for charter to strong, creditworthy customers. It also supports our view that GasLog, as one of the world’s leading LNG shipowners, is well placed to continue to benefit from the long-term secular growth of the LNG market. We are very pleased to be building the new vessels at Samsung with their solid track record for delivering vessels on time and on budget for GasLog. As well as being tri-fuel and fitted with four stage compressors the vessels will have a Boil Off Rate of 0.09% and have a number of fuel saving devices that make them extremely efficient. In addition the options we have secured show a strong commitment between GasLog and Samsung to continue to support each other’s growth ambitions.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following this announcement, GasLog’s fleet consists of 14 wholly-owned LNG carriers, including two ships delivered in 2010, four ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

1EBITDA, which represents earnings before interest income and expense, taxes, depreciation and amortization, is a non-GAAP financial measure. Please refer to Exhibit I for guidance on the underlying assumptions used to derive EBITDA.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Paul Wogan (CEO)

Phone: +377 97975120

Thor Knappe (SVP)

Phone: +377 9797 5117

Jeff Grossman, (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com

EXHIBIT I

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. This non-GAAP financial measure excludes some, but not all, items that affect profit, and this measure may vary among companies. This non-GAAP financial measure may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Projected EBITDA for the two new vessels ordered by GasLog for the first twelve months of operation is based on the following assumptions:

•	Delivery in Q3 and Q4 2016, respectively, and timely receipt of charter hire specified in the charter contracts;
•	Utilization of 363 days, no drydocking;
•	Vessel operating and supervision costs per current internal estimates; and
•	General and administrative expenses per current internal estimates.

We consider the above assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual EBITDA for the vessels could differ materially from the information included in this release.